SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549


                                FORM 11-K/A

                            Amendment No. 1 to

                               ANNUAL REPORT

                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934




     [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
         For the fiscal year ended December 31, 1995

                                    OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
         For the transition period from ________ to ________

         Commission file number     0-8570

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,
           INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                 CIRCUS CIRCUS ENTERPRISES, INC.
                 2880 Las Vegas Boulevard South
                 Las Vegas, Nevada  89109-1120

                    CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,
                  INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN


                  INDEX TO FINANCIAL STATEMENTS


                                                            Page

Report of Independent Public Accountants                      3

Statements of Net Assets Available for Benefits
  as of December 31, 1995 and 1994                            5

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 1995                 6

Notes to Financial Statements                              7-13


Schedules:
 II.   Combining Statements of Net Assets Available
         for Benefits as of December 31, 1995 and 1994    14-15

III.   Combining Statement of Changes
         in Net Assets Available for Benefits for
         the Year Ended December 31, 1995                    16

Schedule of Assets Held for Investment
  at December 31, 1995 (Form 5500 Schedule 27(a))            17

Reportable Transactions for the Year
  Ended December 31, 1995 (Form 5500 Schedule 27(d))         18


            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors

  of Circus Circus Enterprises, Inc.:


We have audited the accompanying statements of net assets available for benefits (including Schedule II) of Circus Circus Employees' Profit Sharing, Investment and Employee Stock Ownership Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits (including Schedule III) for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment at December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the combining statement of net assets available for benefits and the combining statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
                                ARTHUR ANDERSEN LLP
Las Vegas, Nevada
June 7, 1996

                  CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,
                INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                     AS OF DECEMBER 31, 1995 AND 1994



                                              1995           1994


CASH                                      $  769,176     $  226,315

CONTRIBUTIONS RECEIVABLE:
  Employee                                   311,319        802,570
  Employer                                   744,392        650,777

INVESTMENTS, at contract or market value:
  Fixed Income Fund
    (cost of $12,977,614 and $12,260,865) 12,977,614     12,260,865

  Circus Circus Common Stock Fund
    (cost of $16,292,801 and $14,672,148) 20,352,736     16,163,774

  ESOP Fund
    (cost of $14,739,369 and $12,357,741) 15,439,238     10,967,933

  General Common Stock Fund
    (cost of $2,357,606 and $1,941,493)    3,265,313      2,153,436

  U.S. Government Securities Fund
    (cost of $379,221 and $329,066)          387,463        314,964

  Capital Fund
    (cost of $1,310,035 and $587,632)      1,398,857        549,770

  NET ASSETS                             $55,646,108    $44,090,404













      The accompanying notes are an integral part of these statements.



                     CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,
                   INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995


CONTRIBUTIONS:

  Employee                                   $ 6,471,985

  Employer automatic                           3,176,050

  Employer matching                              484,458

    Total contributions                       10,132,493

INVESTMENT INCOME:

  Interest                                       421,249

  Cash dividends                                 683,543

    Total net investment income                1,104,792

INVESTMENT GAINS:

  Realized gains, net                          1,002,582

  Unrealized appreciation                      5,451,103

     Total net investment gains                6,453,685

INCREASE BEFORE DISTRIBUTIONS                 17,690,970

BENEFIT DISTRIBUTIONS                         (6,135,266)

INCREASE IN NET ASSETS                        11,555,704

NET ASSETS, beginning of year                 44,090,404

NET ASSETS, end of year                      $55,646,108




   The accompanying notes are an integral part of this statement.

                    CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,
                  INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995


(1)  Description of the Plan

The following description of the Circus Circus Employees' Profit Sharing, Investment and Employee Stock Ownership Plan (the "Plan") provides only general information. Plan participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was adopted as a 401(k) plan by the Board of Directors of Circus Circus Enterprises, Inc. ("CCEI") in August 1985 and has been approved by the Board of Directors of each of its wholly-owned subsidiaries which are participating employers (collectively referred to as the "Company"). Certain other amendments have been made to the Plan from time to time, including those necessary to comply with Internal Revenue Service and Department of Labor guidelines.

The Plan is administered by CCEI except with respect to investments (see Note 2). Plan amendments must be approved by CCEI's Board of Directors.

The Plan is a voluntary defined contribution plan covering primarily non-union employees of at least age 21 who have completed one year of service, including at least 1,000 hours of service as defined in the Plan. The Plan is subject to the provisions of the Employee
Retirement Income Security Act of 1974 as amended.

Changes in the Plan

On July 12, 1995, the Plan was amended (the Ninth Amendment, effective January 1, 1995) in order to clarify the manner of compliance with applicable laws and regulations. No substantive changes were included in this amendment. (See Note 6 regarding a subsequent Plan amendment.)

Contributions

Contributions to the Plan are limited under certain provisions of the Internal Revenue Code (the "Code") as follows:

i. Section 401(k) of the Code establishes maximum percentages of compensation which may be contributed as elective contributions by participants of the Plan who constitute "Highly Compensated Employees" (as defined in the Code).

ii. Section 401(m) of the Code establishes maximum percentages of compensation which may be contributed as matching contributions on behalf of such Highly Compensated Employees.

iii. Section 402(g) of the Code establishes a specific dollar limitation on the amount of an individual participant's elective contributions to the Plan.

iv. Section 415 of the Code establishes limitations on the combined amounts of annual employer and employee contributions and forfeitures which may be credited to an individual participant's account.

     Employee Savings Contributions

     The Plan provides for each participant to contribute up to 15 percent of his/her compensation unless otherwise reduced to comply with limitations as contained in the Internal Revenue Code. The participants may elect to have such contributions invested in any of five investment options (see Notes 2 and 6 "Investment Options").

     Savings contributions are accepted on the condition that they fall within certain limitations contained in the Plan document. Savings contributions that do not comply with those limitations are to be returned (with the earnings, if any, on such amount) to the participant after the Plan year end.

     Automatic Contributions

     The Company contributes an amount to each eligible participant's account annually based on years of credited service (as defined). Automatic contributions, ranging from $250 for one year of service to $800 for eight or more years of service, per participant, may be funded with CCEI common stock or cash at the option of the Company (see Note 6 regarding a subsequent Plan amendment).

     Employer Matching Contributions

     The Company matches 25% of participant savings contributions up to specified maximum amounts per participant ranging from $62.50 for one year of service to $200 for eight or more years of service. The contributions may be funded in cash or CCEI common stock, at the Company's option (see Note 6 regarding a subsequent Plan amendment).

     Employer Discretionary Contributions

     The Plan also provides for discretionary contributions to be made by the Company, if approved by CCEI's Board of Directors. No employer discretionary contributions had been made through December 31, 1995.


Vesting

Participants eligibly employed before July 3, 1989, and who entered the Plan on or before December 31, 1992, are fully vested in all employer contributions and related earnings. For participants with initial eligible employment dates on or after July 3, 1989, and for participants with eligible employment dates prior to July 3, 1989, but who did not enter the Plan until after December 31, 1992, employer contributions and earnings thereon begin vesting in annual 25% increments after three years of service and are completely vested after six years of service, as defined in the Plan. All employee contributions and earnings thereon are 100% vested, regardless of employment date.

The Plan requires a participant to reach age 65 and to complete five years of Plan participation to qualify for normal retirement. All accounts are fully vested at the time of normal retirement. In the event of death or total disability (as defined) of a participant, the participant's accounts also become fully vested.

Upon termination of employment prior to normal retirement, total disability or death, the unvested portion of a participant's account will be forfeited. Such forfeitures of $239,918 occurring during the 1995 Plan year were allocated among the remaining participants as of the last day of the Plan year in proportion to the respective participant's automatic contributions for such Plan year.

Benefits

The benefit to which a participant is entitled is paid in a lump sum. The following benefits are payable under the provisions of the Plan:

     Retirement Benefit

     Upon the later of reaching normal retirement age (65 years of age), or accumulating five years of Plan participation, a participant is entitled to a retirement benefit in an amount equal to 100% of the participant's account balance.

     Death Benefit

     In the event of the death of a participant, his designated beneficiary shall be entitled to a death benefit in an amount equal to 100% of the participant's account balance.

     Disability Benefit

     In the event a participant becomes totally disabled (as defined), such participant will be entitled to a disability benefit in an amount equal to 100% of the participant's account balance.


     Severance of Employment Benefit

     In the event a participant's employment with the Company is terminated, such participant will be entitled to a severance of employment benefit in an amount equal to the participant's vested account balance.

     Benefits Payable

     Net assets available for benefits at December 31, 1995 and 1994 include the market values of $391,062 and $52,023, respectively, for distributions to be paid subsequent to year end.

(2)  Investment Options

All employer contributions are directed to the ESOP fund. These contributions may be in CCEI common stock or cash which will be used to purchase CCEI stock or, to a limited extent, other investments. As of December 31, 1995 and 1994, there were 553,874 and 474,289 shares of CCEI common stock held by the ESOP, respectively. All employee contributions are invested among the following five other investment options available under the Plan, at the direction of the participant. No portion of the ESOP fund investments may be directed by participants into other funds prior to 1999. To the extent a participant does not specifically designate investment elections, undesignated amounts are invested in the fund(s) determined by the trustee until a designation can be obtained from the participant. (See
Note 6) The participant-directed investment options available are as follows:

     Fund A - Circus Circus Common Stock Fund

     This Fund is invested by Bank of America, Nevada (the "Trustee"), primarily in CCEI common stock. The Trustee has discretion as to the timing and manner of purchasing shares of common stock. Cash dividends or interest, if any, are reinvested in this fund, and any stock dividends or shares issued pursuant to a stock split on the shares held by this fund will be added to this fund.

     The respective numbers of shares of CCEI common stock held by this fund as of the dates indicated are as follows:

                              December 31,
                            1995        1994

     Number of shares       730,143     698,974


     Fund B - Fixed Income Fund

     Investments in Fund B are invested in the Merrill Lynch Retirement Preservation Trust (the "Merrill Lynch Fund"), formerly named the Merrill Lynch GIC Managed Trust, which is a collective trust fund available for investments by qualified retirement plans. The Merrill Lynch Fund's investment goals are to obtain high current income consistent with the preservation of capital and the maintenance of liquidity. The Merrill Lynch Fund is invested primarily in contracts issued by insurance companies and banks which provide for a return of principal plus interest, either periodically or at maturity. Investments may also include money market instruments. Merrill Lynch Trust Company ("Merrill Lynch") and Merrill Lynch Asset Management, Inc. (corporations entirely owned, directly or indirectly, by Merrill Lynch & Co., Inc.) are the trustee and the investment advisor, respectively, of the Merrill Lynch Fund.

     Fund C - General Common Stock Fund

     This Fund is invested by the Trustee in the S&P 500 Index
     Portfolio (the "Portfolio"), an investment fund constituting a part of the SEI Index Funds and managed by SEI Financial
     Management Corporation. The Portfolio seeks to provide investment results that correspond to the aggregate price and dividend performance of the Standard & Poor's 500 Composite Price Index.

     Fund D - U.S. Government Securities Fund

     This Fund is invested in the Federated U.S. Government Securities
     Fund: 2-5 years (the "U.S. Fund") formerly named Federated Intermediate Government Trust, which invests in U.S. government securities to provide current income. The U.S. Fund invests only in U.S. government securities with remaining maturities of five years or less.

     Fund E - Capital Fund

     This Fund is invested in Class A shares of the Merrill Lynch Capital Fund which consists of equity securities, corporate bonds and/or money market securities and such other investments as may be provided from time to time under an agreement of trust, a contract or an agreement entered into by the Plan Administrator or the Trustee with an investment manager.

(3)  Summary of Significant Accounting Policies

Accrual Basis of Accounting

The Plan's financial statements are prepared on an accrual basis.


Plan Expenses

Plan expenses, including accounting, legal, trustee and any other costs of administering the Plan, are paid by the Company or charged to the Plan at the discretion of CCEI's Board of Directors. All Plan expenses during 1995 were paid by the Company.


Valuation of Investments

Contributions to the guaranteed interest accounts in the Fixed Income Fund through 1990 guarantee a fixed rate of interest for a five-year period. The interest rates were determined based on the rate for guaranteed interest accounts on the dates of deposit.

Contributions to the Fixed Income Fund beginning in 1991 are placed in the Merrill Lynch Retirement Preservation Trust, formerly named the Merrill Lynch GIC Managed Trust. The interest rate earned on such investments is the weighted average rate determined by the individual contracts or investments that make up the Trust. The investment in such accounts reflected in the statements of net assets available for benefits subsequent to 1990 is stated at the amount of the contributions plus the interest earned to date.

The values of the General Common Stock Fund, U.S. Government
Securities Fund, and Capital Fund at the financial statement date are based on the latest available closing prices of the investments included in these funds.

The value of the Circus Circus Common Stock Fund and the ESOP Fund at the balance sheet date are based on the latest available quoted closing price of the Company's common stock which was $27.88 and $23.13 per share as of December 31, 1995 and 1994, respectively. Subsequent to the end of the 1995 Plan year, the market value of the Company's common stock increased from $27.88 on December 31, 1995 to $42.13 on June 7, 1996.

(4)  Federal Income Taxes

The Company received a favorable determination letter, dated May 23, 1995, from the Internal Revenue Service with respect to the tax exempt status of the Plan (under Code Section 401(a)), and as to whether the Plan qualifies for deferred tax treatment of contributions (under Code
Section 401(k)). In management's opinion, within the limits established by the Plan, a participant in the Plan is not subject to any federal income tax on the contributions of the participant or the Company, or on the dividends, interest or profits from sales of securities held by the Trustee, until such amounts are withdrawn by the participant. (See Note 6)

(5)  Plan Termination

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan in whole or in part at any time.

(6)  Subsequent Amendment of Plan

In November 1995, the Plan was amended (Tenth Amendment and
Restatement), effective January 1, 1996, for the primary purpose of offering participants a greater diversity of investment alternatives. The following two additional investment options were added:

     Fund F - Small Capitalization Index Fund

     This Fund is invested in the Small Capitalization Stock Portfolio of the Vanguard Index Trust and is administered by Vanguard's Core Management Group. The Fund seeks to replicate the aggregate price and yield performance of the Russell 2000 Small Stock Index, a broadly diversified small-capitalization stock index consisting of approximately 2,000 common stocks.

     Fund G - The International Growth Fund

     This Fund is invested in the Scudder International Fund, one of a series of funds of Scudder International Fund, Inc. and is managed by Scudder, Stevens & Clark, Inc. It seeks long-term growth of capital by investing in a diversified portfolio of marketable stocks issued by non-U.S. companies, thus permitting participation in foreign economies having prospects for growth.

The Plan amendment will require that participants make an election for the investment (among the seven investment options) of all employer contributions subsequent to 1995, which will be made in cash and no longer directed to the ESOP Fund. Additionally, no more than 25% of these contributions nor of post-1995 employee contributions may be directed to Fund A, the Circus Circus Stock Fund. Transfers of previously invested balances into Fund A will be allowed only to the extent that a participant's Fund A balance is less than 25% of his/her total balance prior to the transfer. The Plan amendment also provides that any contributions by or for a participant who failed to make investment elections will be invested in Fund B, the Fixed Income Fund, unless the Trustee designates a different default fund.

The Plan amendment also modified an eligibility provision to permit qualifying employees of specific subsidiaries acquired in 1995 to enter the Plan on January 1, 1996. The amendment also changed the name of the Plan to the Circus Circus Employees Profit Sharing and Investment Plan. Other minor changes were included in the amendment for purposes of regulatory compliance, clarification and general updating.


                                                        CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,                      SCHEDULE II
                                                       INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN                   PAGE 1 OF 2

                                                  COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                   AS OF DECEMBER 31, 1995

                                            CIRCUS CIRCUS
                                            COMMON STOCK      FIXED    GENERAL COMMON  U.S. GOVERNMENT   CAPITAL
                                                FUND       INCOME FUND   STOCK FUND    SECURITIES FUND     FUND       ESOP
            ASSETS                 TOTAL       FUND A         FUND B       FUND C         FUND D          FUND E      FUND
  CASH                          $  769,176   $  357,028    $  160,882    $  105,089     $    7,789     $   42,531 $    95,857

  CONTRIBUTIONS RECEIVABLE:

    Employee                       311,319      184,851        57,460        33,425          5,880         29,703           -

    Employer                       744,392            -             -             -              -              -     744,392

  INVESTMENTS, at contract or
    market value:


    Circus Circus Common Stock
    Fund                        20,352,736   20,352,736             -             -              -              -           -

    Fixed Income Fund           12,977,614            -    12,977,614             -              -              -           -

    General Common Stock Fund    3,265,313            -             -     3,265,313              -              -           -

    U.S. Government Securities
    Fund                           387,463            -             -             -        387,463              -           -

    Capital Fund                 1,398,857            -             -             -              -      1,398,857           -

    ESOP Fund                   15,439,238            -             -             -              -              -  15,439,238

      NET ASSETS               $55,646,108  $20,894,615   $13,195,956   $ 3,403,827    $   401,132    $ 1,471,091 $16,279,487


                                    The accompanying notes are an integral part of these statements.

                                                        CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,                      SCHEDULE II
                                                       INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN                   PAGE 2 OF 2

                                                  COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                   AS OF DECEMBER 31, 1994

                                           CIRCUS CIRCUS
                                           COMMON STOCK     FIXED    GENERAL COMMON  U.S. GOVERNMENT   CAPITAL
                                               FUND      INCOME FUND   STOCK FUND    SECURITIES FUND     FUND       ESOP
            ASSETS                TOTAL       FUND A       FUND B        FUND C         FUND D          FUND E      FUND
  CASH                         $  226,315   $  151,253    $      372    $   66,200     $    2,284     $       15 $     6,191

  CONTRIBUTIONS RECEIVABLE:

    Employee                      802,570      494,023       223,991        48,011          6,149         30,396           -

    Employer                      650,777            -             -             -              -              -     650,777

  INVESTMENTS, at contract or
    market value:

    Circus Circus Common Stock
    Fund                       16,163,774   16,163,774             -             -              -              -           -

    Fixed Income Fund           12,260,86             -    12,260,865             -              -              -           -

    General Common Stock Fund   2,153,436            -             -     2,153,436              -              -           -

    U.S. Government Securities
    Fund                          314,964            -             -             -        314,964              -           -

    Capital Fund                  549,770            -             -             -              -        549,770           -

    ESOP Fund                  10,967,933            -             -             -              -              -  10,967,933


      NET ASSETS              $44,090,404  $16,809,050   $12,485,228   $ 2,267,647    $   323,397    $   580,181 $11,624,901


                                    The accompanying notes are an integral part of these statements.

                                                       CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING                     SCHEDULE III
                                                     INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

                                        COMBINING STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                       FOR THE YEAR ENDED DECEMBER 31, 1995

                                            CIRCUS CIRCUS
                                            COMMON STOCK     FIXED     GENERAL COMMON U.S. GOVERNMENT
                                                FUND      INCOME FUND    STOCK FUND   SECURITIES FUND  CAPITAL       ESOP
                                  TOTAL        FUND A       FUND B         FUND C          FUND D       FUND         FUND
CONTRIBUTIONS:
  Employee                      $6,471,985   $3,637,795   $1,659,060   $  439,139     $  113,433      $ 622,558   $        -

  Employer automatic             3,176,050            -            -            -              -              -    3,176,050

  Employer matching                484,458            -            -            -              -              -      484,458

    Total contributions         10,132,493    3,637,795    1,659,060      439,139        113,433        622,558    3,660,508

INVESTMENT INCOME:
  Interest                         421,249       21,602      390,524        3,296            528          1,246        4,053

  Cash dividends                   683,543            -      385,700      113,821         21,224        162,798            -

    Total net investment income  1,104,792       21,602      776,224      117,117         21,752        164,044        4,053

INVESTMENT GAINS:
  Realized gains, net            1,002,582      624,760            -       32,631          5,009         27,477      312,705

  Unrealized appreciation        5,451,103    2,673,229            -      707,395         16,604        113,500    1,940,375

Total net investment gains       6,453,685    3,297,989            -      740,026         21,613        140,977    2,253,080

TRANSFERS                                -     (272,510)     173,436       38,317         24,023         36,734            -

BENEFIT DISTRIBUTIONS           (6,135,266)  (2,599,311)  (1,897,992)    (198,419)      (103,086)       (73,403)  (1,263,055)

INCREASE IN NET ASSETS          11,555,704    4,085,565      710,728    1,136,180         77,735        890,910    4,654,586

NET ASSETS, beginning of year   44,090,404   16,809,050   12,485,228    2,267,647        323,397        580,181   11,624,901

NET ASSETS, end of year        $55,646,108  $20,894,615  $13,195,956  $ 3,403,827    $   401,132     $1,471,091  $16,279,487


                                    The accompanying notes are an integral part of these statements.

                                                                         EIN# 88-0121916

                                 CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,
                               INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

                        SCHEDULE OF ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1995
                                          (Form 5500 Item 27(a))

At December 31, 1995 the Trustee held for the Plan the following investments:


                                                                        Contract/
                                             Number of                   Market
                                           Shares/Units      Cost         Value
Fixed Income Fund                            12,977,614   12,977,614   12,977,614

Circus Circus Common Stock Fund*                730,143   16,292,801   20,352,736

ESOP Fund (Circus Circus Common Stock)*         553,874   14,739,369   15,439,238

SEI Financial Management Corporation
General Common Stock Fund                       163,921    2,357,606    3,265,313

Federated Intermediate Government Trust
U.S. Government Securities Fund                  36,245      379,221      387,463

Merrill Lynch Capital Fund                       45,789    1,310,035    1,398,857

                                                         $48,056,646  $53,821,221


*    Party in interest

                                                                                                            EIN# 88-0121916
                                                CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,
                                              INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

                                                         REPORTABLE TRANSACTIONS
                                                  FOR THE YEAR ENDED DECEMBER 31, 1995
                                                         (Form 5500 Item 27(d))
                                              (In thousands, except number of transactions)

                                                                     PURCHASES
                                                             Number of
                                                           Transactions   Shares     Cost
REPORTABLE TRANSACTIONS BY ISSUE:
SEI Trust Funds Treasury                                       310        15,407   $15,407
Merrill Lynch Retirement Preservation Trust                     49         3,695     3,695
Insured Institutional Money Market                              50         2,480     2,480
Circus Circus Stock*                                            49           374    10,832



INDIVIDUALLY REPORTABLE TRANSACTIONS:
              N/A
                                                                                   SALES

                                                              Number of            Original
                                                            Transactions  Shares     Cost    Proceeds   Gain
REPORTABLE TRANSACTIONS BY ISSUE:
SEI Trust Funds Treasury                                       220        14,640   $14,640   $14,640   $   -
Merrill Lynch Retirement Preservation Trust                     27         1,806     1,806     1,806       -
Insured Institutional Money Market                              37         2,637     2,637     2,637       -
Circus Circus Stock*                                            37           132     3,101     3,998     897


INDIVIDUALLY REPORTABLE TRANSACTIONS:
              N/A


*    Party in interest

                          SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                              Circus Circus Enterprises, Inc.,
                              as Plan Administrator of the
                              Circus Circus Employees' Profit
                              Sharing, Investment and Employee
                              Stock Ownership Plan



                           By GLENN SCHAEFFER
                              Glenn Schaeffer
                              President, Chief Financial Officer
                              and Treasurer



June 21, 1996


                         EXHIBIT INDEX


No.                  Description



23      Consent of Arthur Andersen LLP

                                                       EXHIBIT 23


            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated June 7, 1996 included in this Form 11-K, into Circus Circus Enterprises, Inc.'s previously filed Registration Statement File No. 33-18278 on Form S-8.




                                ARTHUR ANDERSEN LLP


Las Vegas, Nevada
June 19, 1996